Exhibit 4.6

FIRST AMENDMENT

OF

MEAD JOHNSON NUTRITION (PUERTO RICO) INC.

RETIREMENT SAVINGS PLAN

WHEREAS, Mead Johnson Nutrition(Puerto Rico) Inc. (the “Company”) maintains the Mead Johnson Nutrition (Puerto Rico) Inc. Retirement Savings Plan (the “Plan”); and

WHEREAS, the Company wishes to amend the Plan.

NOW THEREFORE, by virtue and in exercise of the amending power reserved to the Company under the Plan and delegated to the undersigned officer of the Company, the Plan shall be, and hereby is, amended in the following particulars, each of which, except as otherwise specifically provided, is effective December 18, 2009:

1.	Effective as of February 10, 2009, by replacing Section 1.15 with the following new Section 1.15:

“1.15. “Company Stock” shall mean the shares of common stock of Mead Johnson Nutrition Company which constitute ‘qualifying employer securities” as defined in Section 407(d)(5) of ERISA, including voting common stock of Mead Johnson Nutrition Company, or preferred stock of Mead Johnson Nutrition Company that is convertible into voting common stock of Mead Johnson Nutrition Company.”

2.	By adding the following new sentence to the end of Section 1.16:

“The Company Stock Fund is established effective on the date on which Company Stock is allocated to the Plan as a result of participants’ elections to tender shares of common stock of Bristol Myers-Squibb Stock in exchange for Company Stock in conjunction with the Exchange Offer, and in any event, no later than February 1, 2010. Notwithstanding any provision of this Section 1.16 or any other provision of the Plan to the contrary, the Company Stock Fund shall not be open to new contributions and new investments until February 1, 2010, and prior to February 1, 2010: (a) the Company Stock Fund shall hold only Company Stock allocated to the Plan pursuant to participants’ elections to tender shares of common stock of Bristol Myers-Squibb Stock in exchange for Company Stock in conjunction with the Exchange Offer; and (b) cash dividends paid on Company Stock shall not be invested in the Company Stock Fund, but shall instead be invested in accordance with a participant’s investment elections in effect at the time that the cash dividends are paid, in accordance with Section 8.3.”

3.	By adding the following new Section 1.25A immediately following Section 1.25:

“1.25A ‘Exchange Offer’ shall mean Bristol-Myer-Squibb Company’s offer to exchange shares of class A common stock of Mead Johnson Nutrition Company for outstanding shares of Bristol-Myer-Squibb Company common stock that are validly tendered and not withdrawn, as described in the prospectus dated November 16, 2009.”

4.	By adding the following new sentence to the end of Section 1.30 as part thereof:

“The Company Stock Fund shall become an Investment Fund at the time that the Company Stock Fund is established in accordance with and subject to the limitations of Section 1.16.”

5.	By adding the following new sentence to the end of Section 8.3 as a part thereof:

“Notwithstanding the foregoing, for periods prior to February 1, 2010, dividends received by the Trustee with respect to Company Stock shall not be invested in the Company Stock Fund, but shall instead be invested in accordance with a participant’s investment elections in effect at the time that the dividends are paid.”

IN WITNESS WHEREOF, the Company has caused these presents to be signed by its duly authorized officer this 22nd day of December, 2009.

Mead Johnson Nutrition (Puerto Rico) Inc.

By:	/s/ Kevin Wilson

Its:	Vice President